Contact

www.linkedin.com/in/michael-reynolds-566366217 (LinkedIn)

# Michael Reynolds

Chief Operating Officer & Chief Financial Officer at Gothic Gin
Los Angeles

## Experience

### Gothic Gin
Chief Operating Officer & Chief Financial Officer
December 2020 - Present (1 year 6 months)
Los Angeles, California, United States

### Gursey | Schneider LLP
Business Manager
August 2005 - December 2020 (15 years 5 months)
Los Angeles, California, United States

## Education

### The University of Texas at Austin
Master's degree, Finance/Economics